H.D. Kelso & Associates

8799 Balboa Avenue, Suite 155, San Diego, CA 92123

Ph: 619-840-5056 // Fax: 760-544-9888 // Em: hdklawfirm@yahoo.com

September 30, 2024 Amy Parker

Colonial Stock Transfer

7840 S 700 E, Sandy, UT 84070

Ph: (801) 433-9559

Em: amyparker@colonialstock.com

RE:Rule 144 Compliance Review Issuer: Black Unicorn Factory

Shareholder(s): 162 Eligible Shareholders (See Exhibit A, attached) No. of Shares: 57,352,255 Common Stock (eligible)

Certificate(s): Book Entry No(s): (See Exhibit A, attached) CUSIP No.: 09226U 102

ISIN No: US09226U1025

Dear Ms. Parker:

Black Unicorn Factor, a California corporation ("BUF" and/or the "Issuer") by and through Mr. Johnny Stewart ("Stewart"), President, CEO and Director, engaged this office as special counsel to opine on whether, and on what terms, 57,352,255 common shares represented in BUF held in certificate and book entry form and issued from time- to-time to shareholders (the "Eligible Shareholders") by the Issuer as compensation for in-kind work as represented on the attached Shareholder List dated 09/17/2024 and designated as Exhibit A - Eligible Shareholders List, may be eligible for clearance under Rule 144, which is codified in Title 17, Code of Federal Regulations, Part 230.144, et seq. This legal opinion is restricted to consideration of only these certificated and book entry shares that are deemed eligible, which includes 162 Eligible Shareholders, and shall not be applicable to any other restricted certificate held by any other BUF shareholder.

Rule 144 of the Securities Act of 1933 (the "Act"), provides an exemption from the registration requirements of Section 5 of the Act, when securities have been acquired from the issuer or an affiliate of the issuer in a non-public offering and all subparts of Rule 144 have been satisfied. This letter will discuss the applicability of the Rule 144[bJ exemption from registration, as it relates to the removal of the restrictive legend and sale of the above referenced restricted securities.

By written amendments to Rule 144, adopted by the Securities and Exchange Commission (hereafter, the "Commission") and made effective on February 15, 2008, many heretofore required subparts of the Rule were either changed or eliminated altogether. A useful way to discuss these changes is to start with identifying (i) If the issuer is a compliant reporting company; (ii) If the proposed seller is an affiliate of this issuer; (iii) whether or not there is adequate public information about the issuer; (iv) How long the subject restricted securities have been beneficially owned; and, (v) whether the issuer is now, or ever has been, a qualifying "shell" company under Rule 144(i). In addition, based on recent rulings, (vi) an analysis of whether the Shareholder is a "dealer" under section 15(a) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Rule 144[bJ exemption from the registration requirement will apply differently depending upon the answers to these questions.

Is BUF an Issuer Subject to Reporting Requirements?

I personally reviewed the records for BUF, including the Commission and the Secretary of State of California on or about September 17, 2024 and again on 9/24/2024, and discerned the following: while BUF is not a public entity, not having filed a form 10 type registration, and therefore is not a reporting company as defined under Sections 13 and 15(d) of the Securities Exchange Act of 1934, it has recently filed on 7/1/2024 a registration statement on Form 8-A to register a certain class of securities pursuant to Section 12(b) of the Exchange Act.1

I also reviewed the Form C BUF filed on 7/8/2024 with the Commission, which includes an Offering Statement and audited financials for FY 20231. In addition, BUF is current with its reporting requirements and in good standing with the state of domiciliary, California, having timely filed its Statement of Information regarding Officers and Directors with the next Statement not due until 07/31/2025. Pursuant to Rule 144, if the issuer is not current or is non-reporting, such as in the instant case, the applicable holding period for their shares is one year.

The recently filed Form 8-A and Form C, and their exhibits, contain current information that is available to the public including, but not limited to: BUF's exact name, business address and contact information, BUF's state of incorporation, the exact title and class of BUF's securities, the par value for those securities, the total number of outstanding shares, the name and address of BUF's transfer agent, the nature of BUF's business, the nature and extent of BUF's facilities, the names of BUF's chief executive officers and board of directors, and BUF's most recent balance sheet, profit and loss statement, and any retained earnings statement. As the Issuer is not a reporting company, the analysis turns to whether there is adequate public information about BUF for investors to make an informed decision.

Is There Adequate Current Public Information About BUF?

As I indicated earlier, BUF is not a reporting company. When the issuer is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, there must be publicly available the information concerning the issuer specified in paragraphs (b)(5)(i)(A) to (N), inclusive, and paragraph (b)(5)(i)(P) of § 240.15c2-11 of the Exchange Act. To reiterate, BUF has recently filed current and adequate publicly available information about the nature of their business and operations, as well as made public audited financial statements that is consistent with the requirements of § 240.15c2-11. It is, therefore, my opinion that there exists current adequate public information regarding BUF as required under Rule 144(c).

As previously noted, the SEC adopted changes to Rule 144 in 2008. Once a determination is made concerning the compliant reporting status of the issuer, the focus then shifts to whether or not the stockholder is an affiliate of the issuer. Rule 144 handles sales by affiliates and non-affiliates differently. I will now turn to an examination of whether or not there are affiliates of BUF in the list of Shareholders and how they differ from non-affiliates.

Are Any of the Eligible Shareholders an Affiliate or Control Person of BUF?

Rule 144(a)(1) defines an affiliate of an issuer as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer." Although Rule 144 fails to define "control," Rule 405 of Regulation C defines" control" as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract, or otherwise." Courts and the Commission have held that what constitutes "control" depends upon a review of the totality of the circumstances including an appraisal of the influence a particular person may have upon the management and policies of a corporation. It is well settled that an officer or director of the Company qualifies as having" control." Concerning the exertion of "control" by way of the ownership of voting securities, there is no bright-line rule declaring how much stock ownership constitutes "control," thereby qualifying a person as an "affiliate." The Commission and Courts considering the issue have held that a baseline ownership of ten percent is enough, especially if other significant factors suggest actual control.

With the foregoing in mind, I conducted a factual investigation on or about September 17th and 24th of 2024, and determined, based on BUF's written representations in its filings with the Commission, most recently its Form 8-A and Form C with exhibits, including its Annual Report for FY2023, as described above, as well as representations from BUF that no Eligible Shareholder, other than the sole director and Officer of Issuer, Stewart, is not presently, nor has been during the previous 90 days, an officer or director of BUF, or an entity or person that possesses the direct or indirect power to direct or cause the direction of the management and policies of BUF. Therefore, the Eligible Shareholders, other than Stewart, are an affiliate of BUF based on this specific criterion.

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BUF-Eligible Shareholders	Page 2 of 6

Additionally, since the Commission, in Servo Systems, Inc. SEC No-Action Letter 1979 WL 14302 (Sept. 9,1979), held that a beneficial owner of 10% or more of the voting securities of a company is presumptively a control person, I conducted a review of BUF's significant Shareholders. Based upon my review of the current Shareholders list, no Eligible Shareholder, other than Stewart, has ever beneficially owned 10% or more of BUF's issued and outstanding stock, other than Stewart. Therefore, it is my legal opinion that none of the Eligible Shareholders, other than Stewart, is a person / entity who, individually or through one or more intermediaries, exerts control, is controlled by, or is under common control with BUF.

Further, nothing has appeared to this opining attorney related to this application for clearance of the subject restricted stock that evidences any past or intent of a "public distribution" that would implicate Shareholders in taking a direct or indirect part in an illegal distribution of unregistered securities in violation of Section 5 of the Act. Therefore, it is my opinion that none of the Eligible Shareholders, other than Stewart, is an affiliate or a control person of BUF.

Based upon the Eligible Shareholders' non-affiliate standing, other than Stewart, and BUFs adequate public disclosure of material Issuer information, including financial statements, the 2008 changes to Rule 144 next require an examination of how long Eligible Shareholders have had beneficial ownership over the restricted shares. As the summary chart below indicates, the Commission has created two separate regulatory structures: (i) for affiliates and non-affiliates; and (ii) for reporting and nonreporting companies. In the event that the non-affiliate stockholder's beneficial ownership of the restricted securities of a reporting company is between six months and one year, there must exist adequate current public information concerning the issuer. If the restricted shares are beneficially owned for one year or more, then the shares may be cleared of restriction and "need not comply with any other Rule 144 requirements" (Revisions to Rules 144 and 145: A Small Entity Compliance Guide, U.S. Securities and Exchange Commission). The above-noted Commission article included this graph that summarizes the changes:

		Affiliate or Person Selling on Behalf of an Affiliate	Non-Affiliate (and Has Not Been an Affiliate During the Prior Three Months)
Restricted Securities Reporting Issuers	of

During six-month holding period - no resale under Rule 144 permitted.

After six-month holding period - may resell in accordance with all Rule 144, requirements including:

•Current public information,

•Volume limitations,

•Manner of sale requirements for equity securities, and

•Filing of Form 144.

During six-month holding period - no resale under Rule 144 permitted.

After six-month holding period but before one year - unlimited public resale under Rule 144 except that the current public information requirement still applies.

After one-year holding period - unlimited public resale under Rule 144; need not comply with any other Rule 144 requirements.
Restricted Securities Non- Reporting Issuers	of

During one-year holding period - no resale under Rule 144 permitted.

After one-year holding period - may resell in accordance with all Rule 144, requirements including:

•Current public information,

•Volume limitations,

•Manner of sale requirements for equity securities, and

•Filing of Form 144.

During one-year holding period - no resale under Rule 144 permitted. After one-year holding period - unlimited public resale under Rule 144; need not comply with any other Rule 144 requirements.

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BUF-Eligible Shareholders	Page 3 of 6

How Long Have Eligible Shareholders Beneficially Owned the Shares?

As noted above, during my investigations of the record and inquiries of BUF, by and through its President and Director, Johnny Stewart ("Stewart") about the acquisition of the subject-restricted stock by the Eligible Shareholders, I discovered the following:

Exhibit A - Eligible Shareholders

Included with this letter as Exhibit A, is a copy of the Eligible Shareholders List that is a highlighted version of the Shareholder Report provided by Issuer's transfer agent dated 9/17/2024, evidencing when the shareholders of BUF acquired the shares. This opining Attorney has highlighted in "yellow" those share issuances that have not yet reached the required holding or "tacking" period to be eligible pursuant to Rules 144(c) and 405 of the Act. Additionally, I have noted those shares held by Stewart are to be characterized as affiliate and control shares. Exhibit A shows that shares that were acquired by Eligible Shareholders tend to fall into groups of dates of acquisition that correspond to BUF seminars regarding their program and business proposition, and range from July 2020 to August 2023. The highlighted shares were issued on or after 10/25/2023, which falls short of the one (1) year requirement under the Act.

As the table included above indicates, after the one (1) year beneficial ownership period is completed, a non-affiliate

-such as the Shareholders, may make unlimited public resales under Rule 144 subject only to an Issuer complying with Rule 144(c)'s current public information requirement. Additionally, an affiliate - such as Stewart and any entity controlled by Stewart, after the one (1) year beneficial ownership period is completed, may make public resales subject to certain restrictions on selling pursuant to Rule 144(e). These restrictions include:

a).Trading Volume Formula. If you are an affiliate, the number of equity securities you may sell during any three-month period cannot exceed the greater of 1% of the outstanding shares of the same class being sold, or if the class is listed on a stock exchange, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing of a notice of sale on Form 144. Over-the-counter stocks, including those quoted on the OTC Bulletin Board and the Pink Sheets, can only be sold using the 1% measurement;

b).Ordinary Brokerage Transactions. If you are an affiliate, the sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities;

c).Filing a Notice of Proposed Sale With the SEC. If you are an affiliate, you must file a notice with the SEC on Form 144 if the sale involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 in any three-month period.

Based on the representations of the Issuer and its Transfer Agent, it is my legal opinion that, as of the date of this opinion, Eligible Shareholders, and all 162 of them, have had beneficial ownership over the 57,352,255 aggregate shares well over One (1) Year based on the date the shares were acquired.

Further, it is my policy to address compliance with Rule 144(i)'s shell company analysis, which is in my legal opinion mandatory and material to Rule 144 compliance regardless of the Commission's tabular representation above.

Is BUF a Shell Company? Does BUF Have More Than Nominal Assets?

The February 15, 2008 revisions and amendments to Rule 144 specifically provided that Rule 144 was not available to "shell companies." Rule 144(i)(1)(i) defines a shell company as (1) An issuer, other than a business combination related shell company, as defined in § 230.405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB ( § 229.1101(b) of this chapter), that has: (A) No or nominal operations; and (B) either: (1) No or nominal assets; (2) Assets consisting solely of cash and cash equivalents; or (3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or (ii) An issuer that has been at any time previously an issuer described in paragraph (i)(I)(i).

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BUF-Eligible Shareholders	Page 4 of 6

It is noteworthy that Rule 144(i)'s two-part test is conjunctive, that is, both items (i) and (ii) must be present to qualify as a shell company. It is my legal opinion that this test is fact based. With the foregoing in mind, I again reviewed BUF's Commission and California state filings and make the following findings:

Black Unicorn Factory ("BUF") is a California corporation having filed its Articles of Incorporation on July 7, 2020. BUF's stated business model is a launched Crowd Catching strategy focused on an African-American Accelerator program that is capable of creating rapid growth, adding value and revenue to any tech start-up when properly applied. Under this specific criteria, it would appear BUF has never been a "shell company" as defined by Rules 144 and 405 of the Act.

In addition to being compliant with its non-reporting company obligations for adequate public disclosure of Rule 144(c), BUF must show that it has more than nominal business operations and assets not consisting solely of cash of cash equivalents. In reviewing BUF's filings and documents provided by the Issuer, I noted the following:

BUF's stated business model is a launched Crowd Catching strategy focused on an African-American Accelerator program that is capable of creating rapid growth, adding value and revenue to any tech start-up when applied. BUF believes it's program is completely superior to what is taught by others. This program is to provide one share of the company's common stock at fair value of its shares against performing various tasks as assigned via the Company's web application, followmeforequity.com, of various tasks. Pursuant to the accounting guidance ASC 718-10-25-2B the company is reserving the shares for issuance and will grant the share-based payments only after completion of all requested tasks. The value of the performed tasks is considered as operating expenses and the value of the shares are added up to the companies Additional Paid-In Capital.

As stated elsewhere herein, on or about September 17th and 24th of 2024, I conducted an examination of BUF's public record and information and documents obtained from Issuer. In reviewing the BUF's audited financial statements for FY 2023 and 2022 filed with the Commission as part of its Form 8-A and Form C filings and their exhibits, I noted the Issuer reported as of 12/31/2023 $420,232,412 in total assets and $870,191 in net income. Furthermore, it is clear the Issuer has consistently reported more than nominal assets consisting of more than cash and cash equivalents since implementing its business model. Therefore, it is this attorney's opinion that the Issuer has, since inception, been in pursuit of an actual business plan and generated operating expenses in conjunction with said business plan. Counsel concludes the Issuer satisfies the criteria set forth by Rule 144 of the Securities Act of 1933 and, therefore, BUF is not deemed, nor has it ever been, a "shell company as defined by Rules 144 and 405 of the Act..

Are Eligible Shareholders a "Dealer" Pursuant to Section 15(a)?

Recent legal and regulatory developments with respect to the federal securities laws of the United States, now requires all legal opinions regarding the acquisition, disposition, conversion, or exchange of convertible debt securities to include an analysis of whether the Shareholder is a "dealer" under section 15(a) of the Securities Exchange Act of 1934. The analysis will include a discussion of whether the Shareholder is "engaged in the business of buying and selling securities" as specifically defined under Section 15(a) and as held in S.E.C. v. Big Apple Consulting USA, Inc., 783 F.3d 786, 809 (11th Cir. 2015); S.E.C v. Ibrahim Almagarby, et al., No. 17-cv- 62255 (S.D. Fla. Nov. 17, 2017); and affirmed in S.E.C v. Justin W. Keener, dibia JMJ Financial, No. 20-cv-21254 (S.D. Fla. Jan. 21, 2022).

Based on my examinations of the public record as well as inquiries with Issuer, it is evident that the shares acquired by the Eligible Shareholders, and each of them, for their own private investment plan. Therefore, it is my opinion that the Eligible Shareholders, and each of them, are not "engaged in the business of buying and selling securities" as specifically defined under Section 15(a) and, therefore, are not "Dealers."

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BUF-Eligible Shareholders	Page 5 of 6

Conclusion

It is my legal opinion that BUF has complied with Rule 144, as amended, and Colonial Stock Transfer may clear of restriction 58,130,112 shares of common stock of BUF represented in certificated and book entry indicated in Exhibit A and subject to the Rule 144 as it applies to affiliate and non-affiliate Eligible Shareholders, and all 162 of them. To summarize, BUF is a compliant non-reporting company that has filed adequate current public information pursuant to Rule 144(c) and the requirements of § 240.15c2-11; BUF is not now nor ever has been a shell company; Eligible Shareholders are generally not affiliates of BUF and those that are will be subject to the restrictions of Rule 144(h); Eligible Shareholders, and each of them, have now had beneficial ownership over the subject restricted stock well in excess of one (1) year; and, BUF has, by virtue of its published current, adequate and publicly available information, and having more than nominal assets complies with Rule 144(c).

In rendering this opinion, I have examined and relied upon oral representations, documents and certificates provided to me by BUF. In my examination and review of documents, I have assumed the genuineness of all signatures, as well as the authenticity, accuracy and completeness of all documents submitted to me as originals, and the conformity with original documents of all documents submitted to me as facsimiles or copies. This opinion is based expressly on the facts stated herein, and may not be relied upon in the event that other facts, not presently known to me, come to light.

Opinion letters of counsel are not binding upon the SEC or the Courts, and to the extent that persons relying upon this letter may have knowledge of facts or circumstances that are contrary to those upon which this opinion is based, this opinion would not be applicable under any circumstances. No opinion is tendered regarding any federal or state law not specifically referenced herein. No opinion is tendered with respect to any federal or state law or regulation that a broker trading the subject shares must comply with.

This opinion is qualified to the extent of the binding effect and enforceability of the documents referenced and any other agreement or instrument referenced herein. This opinion is further qualified to the extent that the enforceability of the documents and any other agreement or instrument referenced herein may be limited by public policy or the applications of general principles of equity, regardless of whether the application of such principles is considered in an action at law or equity.

The financial statements are the responsibility of the Issuer's management and this opining attorney expressly disclaims as beyond its scope any responsibility for their accuracy, including valuations of Issuer's securities, including the restricted stock that is the subject of this opinion, or the basis for such valuations.

I undertake no obligation or responsibility to update or supplement this opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this opinion of any event or circumstance that may affect the opinions expressed herein.

Sincerely yours,

Hugh D. Kelso III, Esq.

Cc: Johnny Lee Stewart, President and Director Black Unicorn Factory

Enclosures:

Exhibit A - Eligible Shareholders List

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